UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Evotec AG
File No. 001-34041- CF#23749

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Evotec AG submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 5, 2009, as amended.

Based on representations by Evotec AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.10	through June 5, 2012
Exhibit 4.11	through June 5, 2012
Exhibit 4.12	through January 7, 2011
Exhibit 4.13	through October 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel